UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

cm

02003897

hours per response .... 12.00

REVISED

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



RECEIVED
MAR 0 1 2002


SEC FILE NUMBER

~~8-51001~~ 8-53177

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

3/6/02 FV

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**NAME OF BROKER-DEALER:**

ELTEKON SECURITIES, LLC

| OFFICIAL USE ONLY |
|---|
| |
| FIRM I.D. NO. |

**ADDRESS OF PRINCIPAL PLACE OF BUSINESS:** (Do not use P.O. Box No.)

100 Congress Avenue, Suite 1700
(No. and Street)

| Austin | Texas | 78701 |
|---|---|---|
| (City) | (State) | (Zip Code) |

**NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT**

| Mark Mangum | (512) 477-3200 |
|---|---|
| (Name) | (Area Code - Telephone No.) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen LLP
(Name — *If individual: state last, first, middle name*)

| 711 Louisiana, Suite 1300 | Houston | Texas | 77002 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 2 0 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Vf 3-19-02

OATH OR AFFIRMATION

I, Richard Nunn, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Eltekon Securities, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Financial and Operations Principal
Title

Subscribed and sworn to before me
this 28th day of February A.D. 2002


DEBRA M. SALDIVAR
Notary Public, State of Texas
My Commission Expires
December 01, 2003



Notary Public

My commission expires: December 01, 2003

This report contains (check all applicable items):

| | | |
|---|---|---|
| x | (a) | Facing page |
| x | (b) | Statement of Financial Condition |
| x | (c) | Statement of Operations |
| x | (d) | Statement of Cash Flows |
| x | (e) | Statement of Changes in Stockholder's Equity |
| N/A | (f) | Statement of Changes in Liabilities Subordinated to Claims of General Creditors |
| x | (g) | Computation of Net Capital |
| N/A | (h) | Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 |
| N/A | (i) | Information Relating to the Possession or Control Requirements Under Rule 15c3-3 |
| X | (j) | A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 |
| N/A | (k) | A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation |
| x | (l) | An Oath or Affirmation |
| N/A | (m) | A copy of the SIPC Supplemental Report |
| N/A | (n) | A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit |
| x | (o) | Independent Accountant's Supplementary Report on Internal Control |
| x | (p) | Schedule of Exemptive Provision Pursuant to Rule 15c3-3 |


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Eltekon Securities, LLC:

We have audited the accompanying statement of financial condition of Eltekon Securities, LLC (the Company), as of December 31, 2001, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements and the schedules referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eltekon Securities, LLC, as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Houston, Texas
February 15, 2002

ELTEKON SECURITIES, LLC

(A Texas Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2001

ASSETS

| | |
|---|---|
| CASH AND CASH EQUIVALENTS | $ 87,810 |
| RECEIVABLE FROM AFFILIATE | 5,384 |
| OTHER CURRENT ASSETS | 10,329 |
| Total assets | $103,523 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| ACCOUNTS PAYABLE | $ 6,233 |
| PAYABLE TO CLEARING BROKER | 6,402 |
| Total liabilities | 12,635 |
| COMMITMENTS AND CONTINGENCIES | |
| MEMBER'S EQUITY: | |
| Sole member contributions | 137,000 |
| Accumulated deficit | (46,112) |
| Total member's equity | 90,888 |
| Total liabilities and member's equity | $103,523 |

The accompanying notes are an integral part of this financial statement.

ELTEKON SECURITIES, LLC

(A Texas Limited Liability Company)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| REVENUES: | |
| Mutual fund trailing fees | $ 900 |
| Commissions | 2,742 |
| Transaction fees | 1,060 |
| Interest | 1,986 |
| Reimbursement of clearance and execution charges by affiliate | 6,290 |
| Total revenues | 12,978 |
| EXPENSES: | |
| Clearance and execution expense | 8,552 |
| Regulatory consulting fees | 29,423 |
| Registration fees | 19,703 |
| Other | 1,492 |
| Total expenses | 59,170 |
| NET LOSS | $(46,192) |

The accompanying notes are an integral part of this financial statement.

ELTEKON SECURITIES, LLC

(A Texas Limited Liability Company)

## STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2001

| | Sole Member Contributions | Retained Earnings (Deficit) | Total |
|---|---|---|---|
| BALANCE AT DECEMBER 31, 2000 | $ 76,000 | $ 80 | $ 76,080 |
| Net loss | – | (46,192) | (46,192) |
| Capital contributions | 61,000 | – | 61,000 |
| BALANCE AT DECEMBER 31, 2001 | $137,000 | $(46,112) | $ 90,888 |

The accompanying notes are an integral part of this financial statement.

ELTEKON SECURITIES, LLC

(A Texas Limited Liability Company)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $(46,192) |
| Increase in other current assets | (10,329) |
| Increase in receivable from affiliate | (5,384) |
| Increase in accounts payable | 6,233 |
| Increase in payable to clearing broker | 6,402 |
| Net cash used in operating activities | (49,270) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital contributions | 61,000 |
| Net cash provided by financing activities | 61,000 |
| NET INCREASE IN CASH AND CASH EQUIVALENTS | 11,730 |
| CASH AND CASH EQUIVALENTS, beginning of year | 76,080 |
| CASH AND CASH EQUIVALENTS, end of year | $ 87,810 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION: | |
| Cash paid during the year for interest | $ - |

The accompanying notes are an integral part of this financial statement.

ELTEKON SECURITIES, LLC

(A Texas Limited Liability Company)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

## 1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES:

### Organization and Operations

Eltekon Securities, LLC (the Company), was organized in the state of Texas on December 18, 2000, and began operations in September 2001. The Company acts as an agent in connection with the purchase and sale of equity securities and the purchase and sale of shares in mutual funds, with customer accounts cleared on a fully disclosed basis. The Company is a wholly owned subsidiary of Eltekon Financial, LLC (the Parent and sole member of the Company). The Company and its Parent are in the start-up phase of operations and consequently have had to rely on investor contributions to fund operations. To this end, Eltekon Holdings, LLC, the parent of Eltekon Financial, LLC, has entered into a company funding agreement with its principal investors. Such company funding agreement provides that the principal investors will fund any and all capital requirements of Eltekon Holdings, LLC, and its subsidiaries for the year 2002. The success of the Company and its affiliates is dependent on their continued ability to attract new clients and grow their financial service businesses.

The Company operates pursuant to the (k)(2)(ii) exemptive provision of Rule 15c3-3 of the Securities and Exchange Commission (SEC) and does not hold customer funds or securities but, as an introducing broker or dealer, will clear all transactions with and for customers on a fully disclosed basis through a clearing broker. The Company is a member of the National Association of Securities Dealers, Inc., and is registered as a securities dealer with the SEC and various states.

### Revenue Recognition

Securities transactions and related sales commission revenues are recorded on a trade-date basis. Mutual fund trailing commissions are accrued monthly as earned. Transaction fees are received from an affiliate based on a per trade basis for trades executed for customers of that affiliate.

### Clearing and Execution Expense

Clearing and execution expense is recorded on a trade-date basis and represents charges paid to the clearing broker for the execution of trades for customers of the Company and its affiliate. The Company is reimbursed by its affiliate for charges incurred on the affiliate's behalf, and such amounts are shown as revenues.

### Payable to Clearing Broker

Payable to clearing broker represents amounts due for clearance and execution charges.

### Receivable From Affiliate

Receivable from affiliate represents amounts due for transaction fees and reimbursement of clearing and execution charges on trades executed on behalf of customers of the Company's affiliate.

### Administrative Services Agreement With Parent

An administrative services agreement between the Company and its Parent provides that the Parent will pay all overhead expenses of the Company, which generally include such items as rent, office equipment and supplies, payroll and related costs and accounting and legal fees.

Income Taxes

As limited liability companies, the Company, its Parent and Eltekon Holdings, LLC, make no provision for income taxes in their accounts as such taxes are the responsibility of the members of Eltekon Holdings, LLC. The amount of distributable income or loss for the Company is subject to examination by the Internal Revenue Service. If such examination results in changes with respect to such matters, the tax liability of the members may be affected.

Statement of Cash Flows

For purposes of the statement of cash flows, cash and cash equivalents include cash held in banks and a money market account.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that could affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS:

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness, as defined, to net capital, as defined, exceeds 15 to 1 (8 to 1 during the first 12 months after initial registration). At December 31, 2001, the Company's ratio of aggregate indebtedness to regulatory net capital was .165 to 1 and its regulatory net capital of $76,515 was in excess of the minimum net capital required of $50,000.

Proprietary accounts held at the clearing broker (PAIB Assets) are considered allowable assets in the computation of net capital pursuant to an agreement between Eltekon Securities, LLC, and the clearing broker which requires, among other things, that the clearing broker perform a computation of PAIB Assets similar to the customer reserve computation set forth in Rule 15c3-3.

3. COMMITMENTS AND CONTINGENCIES:

In the normal course of business, the Company's activities involve the execution and the settlement of securities transactions through a clearing broker. These activities may expose the Company to off-balance sheet credit and market risks in the event a customer or counterparty is unable to fulfill its contractual obligations. Such risks may be increased by volatile markets.

The clearing broker, through which accounts are introduced, and the Company seek to control the risks associated with customer activities by limiting customer accounts to only cash-type accounts and monitoring for prompt customer payments in accordance with various regulatory guidelines. The Company maintains a $25,000 deposit account at the clearing broker to secure its obligation to fund any losses incurred by the clearing broker on customer transactions.

4. SUBORDINATED DEBT:

As of December 31, 2001, and for year then ended, the Company had no subordinated debt.

ELTEKON SECURITIES, LLC

(A Texas Limited Liability Company)

COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS AND

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL

RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

| | |
|---|---|
| NET CAPITAL: | |
| Total equity | $ 90,888 |
| Less- | |
| Nonallowable assets | (13,337) |
| Haircut on money market fund | (1,036) |
| Net capital | 76,515 |
| NET CAPITAL REQUIREMENT | 50,000 |
| NET CAPITAL IN EXCESS OF REQUIRED AMOUNT | $ 26,515 |
| AGGREGATE INDEBTEDNESS | $ 12,635 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 16.5% |

NOTE:

The above computation does not differ significantly from the amended computation of net capital under Rule 15c3-1 as of December 31, 2001, filed with Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5.

ELTEKON SECURITIES, LLC

(A Texas Limited Liability Company)

EXEMPTIVE PROVISION PURSUANT TO

RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2001

The schedules entitled "Computation for Determination of Reserve Requirements," pursuant to Rule 15c3-3 and required by Rule 17a-5(d)(3), and "Information Relating to Possession or Control of Securities," as required by Rule 15c3-3 and Rule 17a-5(d)(3), were both omitted as the Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker which carries all of the accounts of customers and thus qualifies the Company under the (k)(2)(ii) exemption from the requirements of Rule 15c3-3.

In the opinion of the management of Eltekon Securities, LLC, conditions of the Company's exemption from Rule 15c3-3 were complied with throughout the year ended December 31, 2001.


ANDERSEN

INDEPENDENT PUBLIC ACCOUNTANTS' SUPPLEMENTARY
REPORT ON INTERNAL CONTROL

To the Board of Directors of
Eltekon Securities, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Eltekon Securities, LLC (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Houston, Texas
February 15, 2002